FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                              SECURITIES ACT FILE NO. 333-114886

Set forth below is a transcript of the interim earnings conference call made today by Kerr-McGee Corporation. It contains information related t the merger of Kerr-McGee Corporation and Westport Resources Corporation.

         Date/Time of Call:  May 26, 2004 at 10:00 a.m.

         Speaker:  Rick Buterbaugh

     Thank you, Louise, and good morning. Today's brief call will update previous estimates provided by the company and will contain forward-looking statements. Please note that actual results or events may differ materially from our expectations or projections. Information concerning factors and risks that could cause material differences is identified in the Risk Factors section of the company's Annual Report on Form 10-K and other SEC filings.

     As announced last Friday, the SEC has declared the registration statement for the Kerr-McGee/Westport merger effective. Shareholders of record on May 20 of this year, are being mailed the joint proxy statement and prospectus and special meetings of both company's shareholders will be held on June 25, 2004. We expect to close this transaction later that day. Further details are available in the S-4 filing with the SEC. The joint proxy statement/prospectus is available on the company's website at www.kerr-mcgee.com. As a result of this transaction, all guidance provided for the second half of the year incorporates the impact of Westport operations, effective July 1, 2004.

     In our exploration and production unit, total production volumes continue to be on-track and we have tightened the range of our projections for the second quarter to reflect actual results to date. Our major developments still remain on or ahead of schedule. First production from Red Hawk is expected in July and we now expect first oil from Bohai Bay during the third quarter, which is about four months ahead of schedule. Therefore, we have increased our expectation of average daily volumes for the year to approximately 306,000 to 323,000 barrels of equivalent.

     Second-quarter projections for oil production have increased into the range of 130,500 to 136,500 barrels per day. This reflects greater processing of NGL's and strong performance from Nansen and Boomvang in the gulf as well as generally better North Sea volumes. Second-quarter natural gas production is expected in the range of 735 - 785 MMCF/D, with about 85% of this volume coming from the United States. With these volumes, we believe the range for total production for the second quarter to be approximately 253,000 to 267,300 BOE per day.

     A detailed quarterly breakout of expected production volumes for 2004 by product and by region is available on the company's website at
www.kerr-mcgee.com by accessing the guidance tab in the investor relations section.

     For the second quarter to date, benchmark NYMEX prices for WTI and Brent have averaged approximately $38.25 and $34.90 per barrel, respectively. This is up more than $3.00 per barrel for WTI and up $3.60 per barrel for Brent, relative to the first-quarter averages. You will recall that we have hedged about 75% of our projected second-quarter U.S. oil volumes at an average WTI price of $28.23 per barrel and about 85% of our second-quarter North Sea oil volumes at an average Brent price of $26.27 per barrel.

     For reference, the NYMEX gas prices have averaged about $6.05 per million Btu for the second quarter to date, which is up more than $0.30 per million Btu versus the first-quarter average. About 80% of our total projected second-quarter U.S. gas volumes are hedged at fixed-price swaps at $4.74 per million Btu versus the collars that were in place during the first quarter.

     The company has not added any additional incremental hedges since the last update. A detailed listing of outstanding oil and gas hedges for Kerr-McGee, the hedges associated with the Kerr-McGee/Westport merger and Westport's existing hedges are available on the company's website. The three documents are located in the investor relations section within the guidance.

     Oil and gas marketing revenue is expected to be approximately $85 million for the second quarter, primarily associated with our operations in the Rocky Mountain area. There will also be a corresponding offset in marketing - gas purchase costs, and therefore, no significant impact on operating profit is expected from these activities.

     Our expectation for total production costs for the second quarter is about $4.40 per barrels of equivalent. This includes about $3.70 per BOE of lease operating expense. Unit LOE by region on a barrel of equivalent basis includes about $2.70 for the U.S. Onshore region, about $3.05 for the gulf and about $5.40 in the North Sea. For the year including six months of the Westport properties, total unit LOE is projected at $3.75. Given Westport's large onshore weighting, we anticipate unit production taxes will increase during the second half of the year to approximately $1.20 per barrels of equivalent.

     Unit  transportation   costs  for  the  second  quarter  are  projected  at
approximately $1.10/BOE. Exploration &Production of G&A is expected to be flat for the second quarter when compared to first quarter results.

     Our expectation for second-quarter unit depreciation and depletion charges for oil and gas activities is about $6.80/barrels of equivalent. Second-quarter accretion expense for future abandonment is estimated to be about $7.0 million. As a result of the transaction with Westport, Kerr-McGee will record Westport's assets and liabilities at fair value as of the acquisition date. Consequently, the depreciation and depletion rate for E&P on a combined basis is projected to increase to approximately $8.00/barrels of equivalent for the second half of the year.

     The second-quarter exploration expense is projected to be approximately $65 million. Total 2004 exploration expense is now projected at $350 million which includes about $70 million of non-cash charges associated with the amortization of non-producing leasehold costs. The increase in annual exploration expense results from the addition of expected Westport activity for the second half of the year.

     In the Gulf of Mexico,  we are drilling an  appraisal  well at Garden Banks
244. The well is currently drilling at approximately 15,000 feet in route to a total dept of 25,000 feet. Kerr-McGee is the operator with 40% working interest in the prospect.

     In Brazil, drilling has finished at the Dragon prospect on BM-C-7 block in the Campos basin. We have collected oil samples, the reservoir is currently being cored and the well is being logged for further evaluation. Kerr-McGee participates in this prospect with a 33% interest. Within the next week, the Tartaruga prospect on BM-ES-9 block in Brazil and the Rak #1 prospect in Morocco are expected to spud. Kerr-McGee participates with a 50% and an 11.25% interest, respectively in these wells.

     Our major capital development programs are each progressing well and remain on schedule. At the Gunnison field, we have completed the third dry-tree well and have begun completion work on the fourth. We still expect to have seven dry-tree wells completed by year-end. Kerr-McGee operates Gunnison with a 50% working interest.

     As I mentioned, the Red Hawk project remains on schedule with first production expected in July. The two subsea wells are already completed and are already tied-back to the facility. Commissioning activities are on-going. Kerr-McGee operates Red Hawk with a 50% interest.

     The 100%-owned Constitution development remains on schedule. Expansion of the topside's processing capacities are being evaluated to support the Ticonderoga discovery to the south of constitution. First production is expected late in the second quarter of 2006.

     In China, the Bohai Bay development continues to move further ahead of schedule. The FPSO is expected to leave the dock in the next few weeks to be connected to the single-point mooring system. Production of first oil is now expected during the third quarter. Development planning is ongoing for other discoveries in the area including CFD 11-6, CFD 12-1 and CFD 12-1 South fields. The area continues to enhance value and become a core play for Kerr-McGee. We operate this development with a 40% interest.

     Development planning for our recent North Sea discoveries at James, Donan and Affleck are each progressing. James is being developed as a subsea tieback to our Janice facility with first production expected in early 2005. First oil from Donan and Affleck are expected in mid 2006.

     We continue to actively pursue our exploitation opportunities. Onshore at the Wattenberg field in Colorado, our tri-frac, deepening and new well programs are currently in progress to enhance production volumes and grow reserves. We have already performed 44 recompletions this year including refracs and tri-fracs. These are yielding high returns from the Codell formation. We also have drilled 95 new wells in the Codell and J-sand formations including our fifth-spot program. Each of these new wells offers the future potential for refrac and tri-frac technology and adds to our inventory of literally thousands of projects with in this area. Additional recovery strategies are being developed to further enhance the value from the Wattenberg field.

     The south Texas Rincon acquisition has proved to be a strategic complement to our U.S. onshore asset base. Since the acquisition last September, eight successful wells have been drilled and more than 30 workovers and recompletions have been performed. The Rincon development program is yet another example of Kerr-McGee's ability to execute a value enhancement program from acquired producing properties.

     We expect to quickly capitalize on the engineering and development strategies that are being employed in the Wattenberg field and in south Texas when applied to the Greater Natural Buttes area and other Westport assets.

     In the U.K. North Sea, a three-well development drilling program around the Gryphon field is ongoing and has yielded very encouraging results to-date. The first well has a 1,500-foot horizontal pay section and tested at a gross rate of 6,500 BOPD with minimal drawdown. Completion operations are in progress on the second well which tested a new geologic concept. The second well has a horizontal pay section of approximately 1,000 feet and will be tested in the next several weeks. The third well will be subsequently drilled and all three of these wells are expected to be on line late in the third quarter following subsea tieback to the Gryphon FPSO. You will recall that Kerr-McGee acquired an additional 25% interest in the Gryphon field late last year bringing our total interest to Grypohon 86.5%.

     Also in the North Sea, the exploitation asset teams working the Janice field have generated a new waterflood redirection strategy that is expected to result in higher recoveries from the Fulmar formation. Low-cost intervention and modification to the current waterflood program are also expected to yield higher oil rates and higher ultimate recoveries. Additional development drilling is being evaluated to fully exploit this new strategy. If successful, this strategy could reduce the total capital required to fully development of the field.

     In our chemical unit, total operating profit for the second quarter is still expected in the range of $8 - $10 million, as previously guided. We remain optimistic regarding the global price stabilization with positive signs in the Americas and Asia. Europe continues to provide downward pricing pressure given the slower economic recovery, recent terrorism acts and the strong Euro against the dollar. Initial signs are positive for the spring coating season in North America. As a reminder, the spring painting season last year was severely effected by wet weather all along the east coast.

     The corporate portion of G&A and other costs are expected to be about $31 million on a pre-tax basis in the second quarter. These amounts exclude the impact of gains or losses on foreign currency and derivatives, which can not be determined prior to quarter-end. Loss on equity investments is expected to be about $9 million dollars for the quarter. Net interest expense for the quarter is expected at about $55 million.

     A replay of this call will be available temporarily through the company's website and can be accessed at kerr-mcgee.com. An additional interim conference call will be held on Wednesday, June 23 and actual second-quarter results will be released on July 28, 2004. We will host a conference call at 11:00 a.m. eastern that same day. Details about this and future interim calls, as well as information on upcoming presentations by members of the company's senior management team, will be posted on the company's website.

     Thank you for your time and interest in Kerr-McGee this morning. This concludes our interim call.





                          IMPORTANT LEGAL INFORMATION

THE TRANSCRIPT IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     Kerr-McGee Corporation has filed a Registration Statement on Form S-4/A with the U.S. Securities and Exchange Commission (SEC) containing a definitive joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport with the SEC at the SEC's website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn:
Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

     Kerr-McGee, Westport and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport. Information regarding Kerr-McGee's and Westport's respective directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4/A filed with the SEC on May 18, 2004.